                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                   -----------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                PURSUANT TO RULE 13D-1(a) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13D-2(a)
                              (AMENDMENT NO. ___)*

                            ITC LEARNING CORPORATION
  ----------------------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $.10 PAR VALUE
  ----------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   453015-10-6
  ----------------------------------------------------------------------------
                                 (CUSIP Number)

                                Jonathan L. Awner
                       Akerman, Senterfitt & Eidson, P.A.
                                 1 SE 3rd Avenue
                              Miami, Florida 33131
                                 (305) 374-5600
  ----------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 31, 1999
  ----------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.


         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the Notes).

                                  SCHEDULE 13D

CUSIP No. 453015-10-6

--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSONS
         S.S. or I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS

         NEW RIVER CAPITAL PARTNERS, L.P.
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3.       SEC USE ONLY
--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS*

         WC
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) OR 2(e)                                                   [ ]
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
--------------------------------------------------------------------------------
                                  7.       SOLE VOTING POWER
                                           1,621,300
       NUMBER OF                  ----------------------------------------------
        SHARES                    8.       SHARED VOTING POWER
      BENEFICIALLY                         0
         OWNED                    ----------------------------------------------
        BY EACH                   9.       SOLE DISPOSITIVE POWER
       REPORTING                           1,621,300
      PERSON WITH                 ----------------------------------------------
                                  10.      SHARED DISPOSITIVE POWER
                                           0
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,621,300
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                             [ ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         29.1%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON*
         PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 453015-10-6

--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSONS
         S.S. or I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS

         B&B MANAGEMENT PARTNERS, L.P.
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3.       SEC USE ONLY
--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS*

         Not Applicable
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) OR 2(e)                                                   [ ]
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
--------------------------------------------------------------------------------
                                  7.       SOLE VOTING POWER
                                           1,621,300 (See Item 2)
       NUMBER OF                  ----------------------------------------------
        SHARES                    8.       SHARED VOTING POWER
      BENEFICIALLY                         0
         OWNED                    ----------------------------------------------
        BY EACH                   9.       SOLE DISPOSITIVE POWER
       REPORTING                           1,621,300 (See Item 2)
      PERSON WITH                 ----------------------------------------------
                                  10.      SHARED DISPOSITIVE POWER
                                           0
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,621,300  (See Item 2)
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                             [ ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         29.1%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON*
         PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 453015-10-6

--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSONS
         S.S. or I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS

         SRB INVESTMENTS, INC.
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3.       SEC USE ONLY
--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS*

         Not Applicable
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) OR 2(e)                                                   [ ]
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         NEVADA
--------------------------------------------------------------------------------
                                  7.       SOLE VOTING POWER
                                           1,621,300 (See Item 2)
       NUMBER OF                  ----------------------------------------------
        SHARES                    8.       SHARED VOTING POWER
      BENEFICIALLY                         0
         OWNED                    ----------------------------------------------
        BY EACH                   9.       SOLE DISPOSITIVE POWER
       REPORTING                           1,621,300 (See Item 2)
      PERSON WITH                 ----------------------------------------------
                                  10.      SHARED DISPOSITIVE POWER
                                           0
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,621,300 (See Item 2)
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                             [ ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         29.1%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON*
         PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 453015-10-6

--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSONS
         S.S. or I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS

         STEVEN R. BERRARD
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3.       SEC USE ONLY
--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS*

         Not Applicable
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) OR 2(e)                                                   [ ]
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
--------------------------------------------------------------------------------
                                  7.       SOLE VOTING POWER
                                           1,816,300 (See Item 2)
       NUMBER OF                  ----------------------------------------------
        SHARES                    8.       SHARED VOTING POWER
      BENEFICIALLY                         0
         OWNED                    ----------------------------------------------
        BY EACH                   9.       SOLE DISPOSITIVE POWER
       REPORTING                           1,816,300 (See Item 2)
      PERSON WITH                 ----------------------------------------------
                                  10.      SHARED DISPOSITIVE POWER
                                           0
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,816,300 (See Item 2)
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                             [ ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         32.5%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON*
         IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1. SECURITY AND ISSUER.

         This Statement on Schedule 13D relates to the shares of common stock, par value $.10 per share (the "Common Stock"), of ITC Learning Corporation, a Maryland corporation (the "Issuer"). The principal executive offices of the Issuer are located at 13515 Dulles Technology Drive, Herndon, Virginia 20171.

ITEM 2. IDENTITY AND BACKGROUND.

       (a): This Statement on Schedule 13D is being filed jointly by New River Capital Partners, L.P. ("New River"), B & B Management Partners, L.P. ("B&B Management"), SRB Investments, Inc. ("SRB Investments") and Steven R. Berrard ("Mr. Berrard"). New River, B&B Management, SRB Investments and Mr. Berrard are referred to hereinafter collectively as the "Reporting Persons" and individually as a "Reporting Person." This statement is being filed (i) by New River as the direct beneficial owner of 1,621,300 shares of the Common Stock, (ii) by Mr. Berrard as the direct beneficial owner of 195,000 shares of the Common Stock and an indirect beneficial owner of the 1,621,300 shares of Common Stock beneficially owned by New River by virtue of his relationship with New River as described in Item 2(c) below, and (iii) by the other two Reporting Persons by virtue of their respective relationships with New River as described in Item 2(c) below. A copy of an agreement among the Reporting Persons with respect to their joint filing of this statement is attached hereto as Exhibit 1.

       (b): The principal business address for Mr. Berrard, New River and B&B Management is One Financial Plaza, Suite 1100, Fort Lauderdale, Florida 33394. The principal business address of SRB Investments is 502 East John Street, Carson City, Nevada 89706.

       (c): Mr. Berrard's principal employment is as a principal of New River, which he co-founded. New River is a private equity fund and has investments in the Issuer and other companies. Since October 1999, Mr. Berrard also has served as Chairman of the Board of Gerald Stevens, Inc., a Nasdaq National Market listed company which is principally engaged in floral and gift retailing businesses. For approximately three years prior to that, Mr. Berrard was the Co-Chief Executive Officer of AutoNation, Inc., a New York Stock Exchange listed company which was principally engaged in automotive retail businesses. Mr. Berrard is the sole shareholder, director and officer of SRB Investments. SRB Investments is the sole managing general partner of B&B Management. B&B Management is principally the sole general partner of New River.

       (d): During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

       (e): During the past five years, none of the Reporting Persons has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a Reporting Person being subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

       (f): Mr. Berrard is a citizen of the United States of America. New River is a Delaware limited partnership. B&B Management is a Delaware limited partnership. SRB Investments is a Nevada corporation.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         New River's source of funds for its investments to date in the Issuer, totalling $2,200,000, is its working capital, obtained from cash contributions by its partners. New River has acquired debt securities which are convertible into shares of Common Stock as described in Items 5(c) and 6 below, and has acquired warrants to purchase shares of Common Stock. New River expects to obtain the funds to be used to exercise the warrants, which New River expects will total $1,195,150 subject to receipt of a certain pending regulatory approval, but which may total as much as $3,206,500 under certain circumstances, as described in Items 5(c) and 6 below, from its working capital. Mr. Berrard's source of funds for his purchases of Common Stock of the Issuer, totalling $466,534, was his personal funds.

ITEM 4. PURPOSE OF TRANSACTION.

         New River entered into the transactions with the Issuer described in this Statement on Schedule 13D, and Mr. Berrard purchased his shares of the Common Stock, for investment purposes. The Reporting Persons plan to evaluate their investment in the Issuer on an on-going basis, and may at any time determine to increase their investment (by exercising warrants or by purchasing shares on the Nasdaq National Market), or to decrease their investment by selling their securities in the Issuer in one or more public or private transactions. None of the Reporting Persons has any plans or proposals at this time which relate to or would result in any of the events or transactions required to be disclosed pursuant to Items 4(a) through 4(j) of Schedule 13D, except that: (i) New River has the right to designate two members to serve on the Issuer's Board of Directors so long as New River beneficially owns 20% or more of the Issuer's outstanding Common Stock on a fully-diluted basis, and one member to the Issuer's Board of Directors if New River beneficially owns less than 20% but more than 5% of the Issuer's outstanding Common Stock on a fully-diluted basis; and (ii) New River may acquire additional securities of the Issuer pursuant to the conversion or exercise of its debentures and warrants as described in this Statement on Schedule 13D hereof. Thomas C. Byrne, a partner of New River, has been appointed to the Issuer's Board of Directors in connection with New River's investment in the Issuer. In addition, Mr. Berrard may contribute to New River the 195,000 shares of Common Stock which he directly beneficially owns.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

       (a): The aggregate number of shares of the Common Stock to which this statement relates is 1,816,300 shares, representing approximately 32.5% of the outstanding Common Stock assuming the conversion and exercise of all of New River's debentures and warrants in full, to the extent exercisable within 60 days of December 31, 1999 without any conditions or contingencies. By virtue of its rights to convert and exercise certain of its debentures and warrants within 60 days of December 31, 1999 as described in this Statement on Schedule 13D, New River is the direct beneficial owner of 1,621,300 such shares (the "New River Common Stock"), representing approximately 29.1% of the outstanding Common Stock assuming the conversion and exercise of all of its debentures and warrants in full, to the extent exercisable within 60 days of December 31, 1999 without any conditions or contingencies, and each of the other three Reporting Persons may be deemed to be the indirect beneficial owner of such shares by virtue of their respective relationships with New River described in Item 2(c) above. In addition, Mr. Berrard is the direct beneficial owner of 195,000 of such shares, representing approximately 4.9% of the outstanding Common Stock assuming that New River does not convert or exercise any of its debentures and warrants.

       (b): New River has the sole power to vote and the sole power to dispose of the New River Common Stock. By virtue of the relationships described under
Item 2(c) above, each of the other three Reporting Persons may be deemed to have sole voting and sole dispositive power with respect to the New River Common Stock. Mr. Berrard has the sole power to vote and the sole power to dispose of the 195,000 shares of Common Stock directly beneficially owned by him.

       (c): As of November 1, 1999, New River entered into a 5.5% Convertible Subordinated Secured Debenture due October 31, 2000 (the "5.5% Debenture") with the Issuer in exchange for loaning the Issuer the principal sum of $1,000,000. Pursuant to the 5.5% Debenture, New River may convert all or any part of the principal amount thereof, but not any accrued interest, into shares of Common Stock, at any time after February 28, 2000 and prior to October 31, 2000, at a conversion price of $2.00 per share. If the full principal amount of $1,000,000 is converted by New River, the Issuer will issue 500,000 shares of Common Stock to New River. As part of the same transaction in which the 5.5% Debenture was entered into as of November 1, 1999, New River obtained from the Issuer a warrant to purchase 291,500 shares of Common Stock of the Issuer at a purchase price of $2.00 per share (the "One Year Warrant"), exercisable after February 28, 2000 and expiring October 31, 2000.

         As of December 31, 1999, New River entered into a 9.5% Convertible Subordinated Secured Debenture due January 1, 2001 (the "9.5% Debenture") with the Issuer in exchange for loaning the Issuer the principal sum of $1,200,000. Pursuant to the 9.5% Debenture, New River may convert all or any part of the outstanding principal amount thereof, but not any accrued interest, into shares of Common Stock, (i) at any time at a price per share equal to the lower of $2.50 per share or the Issuer's net book value per share as of December 31, 1999, or (ii) at any time after a certain regulatory approval or shareholder approval is received provided that it is received by May 15, 2000 (as described in Item 6 below), at a conversion price of $1.75 per share. If the full principal amount of $1,200,000 is converted by New River prior to the receipt of the regulatory approval or shareholder approval, then the Issuer will issue at least 480,000 shares of Common Stock to New River (based on a $2.50 conversion price per share), and if the full principal amount of $1,200,000 is converted by New River after the receipt of regulatory approval or shareholder approval, then the Issuer will issue 685,714 shares of Common Stock to New River (based on a $1.75 conversion price per share). However, as New River's right to convert the 9.5% Debenture at a conversion price of $1.75 per share is subject to the receipt of regulatory or shareholder approval by May 15, 2000, which is a contingency not within the control of New River, only the 480,000 shares of Common Stock into which that 9.5% Debenture may convert are deemed to be beneficially owned by New River prior to the receipt of such regulatory or shareholder approval. As part of the same transaction in which the 9.5% Debenture was entered into as of December 31, 1999, New River obtained from the Issuer a warrant to purchase 349,800 shares of Common Stock of the Issuer at a purchase price equal to the lower of $2.50 per share or the Issuer's net book value per share as of December 31, 1999 (the "Three Year Warrant"), exercisable immediately and expiring December 31, 2002, as described further in Item 6 below.

         New River's debentures and warrants were obtained in privately-negotiated transactions with the Issuer.

         Mr. Berrard purchased (i) 180,000 shares of Common Stock at a price of $2.4463 per share on October 25, 1999, (ii) 200 shares of Common Stock at a price of $1.50 per share on November 30, 1999, (iii) 5,000 shares of Common Stock at a price of $1.75 per share on December 2, 1999, and (iv) 9,800 shares of Common Stock at a price of $1.75 per share on December 3, 1999. All of his purchases were effected on the Nasdaq National Market through a broker-dealer.

       (d): New River has the sole right to receive dividends from, or the proceeds from the sale of, the New River Common Stock. B&B Management has the sole power to direct New River to sell its assets or distribute its assets to New River's partners, including all or part of the New River Common Stock. B&B Management, as the sole general partner of New River, has the sole power to direct to New River's partners the receipt of dividends from, or the proceeds from the sale of, the New River Common Stock. SRB Investments is the managing general partner of B&B Management, and Mr. Berrard is the sole shareholder, director and officer of SRB Investments. None of the limited partners in New River, or of the partners in B&B Management except for SRB Investments, has the power to direct the receipt of dividends from, or the proceeds from the sale of, the New River Common Stock reported herein or the power to direct New River to distribute the New River Common Stock (or the dividends or sale proceeds derived therefrom) to New River's partners. Mr. Berrard has the sole right to receive dividends from, or the proceeds from the sale of, the 195,000 shares of Common Stock directly beneficially owned by him.

       (e): Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Except as follows, there are no contracts, arrangements or relationships among the persons named in Item 2 and any person with respect to any securities of the Issuer:

         The contracts between the Reporting Persons and the Issuer which relate to the Issuer's securities consist of the 5.5% Debenture, the One Year Warrant, the 9.5% Debenture and the Three Year Warrant, each of which is convertible or exercisable into shares of Common Stock as described in Item 5(c) above. Pursuant to the 9.5% Debenture, the Issuer has applied to Nasdaq Stock Market to grant an exception from the shareholder approval requirements under Rule 4460(i) of the Marketplace Rules of the Nasdaq Stock Market with respect to a conversion price of $1.75 per share for the 9.5% Debenture and the Three Year Warrant. New River may only convert the 9.5% Debenture and may only exercise the Three Year Warrant at the lower of $2.50 per share or the Issuer's net book value as of December 31, 1999 until receipt of such regulatory or shareholder approval of such $1.75 per share conversion and exercise price. If New River ever converts the principal amount of the 9.5% Debenture into Common Stock then the interest rate under the 9.5% Debenture will be retroactively reduced to 5.5% per annum. In addition, pursuant to the Three Year Warrant, in the event the Issuer fails to receive either the regulatory or shareholder approval of a $1.75 exercise price under the Three Year Warrant prior to May 15, 2000, then the purchase price per share shall continue to be the lower of $2.50 or the Company's net book value per share as of December 31, 1999 but the number of shares of Common Stock for which the Three Year Warrant may be exercised shall automatically triple to 1,049,400 shares of Common Stock. The number of shares of Common Stock for which the Three Year Warrant may be exercised also shall automatically triple to 1,049,400 shares of Common Stock at any time in the event of a special capital reorganization, a consolidation or merger of the Issuer or a sale or conveyance of all or substantially all of the Issuer's assets. Reference is made to the Exhibits attached to this Statement on Schedule 13D, which are hereby incorporated by reference herein for further information concerning the 5.5% Debenture, the One Year Warrant, the 9.5% Debenture and the Three Year Warrant.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1:        Joint Filing Agreement among Steven R. Berrard, New River Capital Partners, L.P., B&B
                  Management, L.P. and SRB Investments, Inc.

Exhibit 2:        5.5% Convertible Subordinated Secured Debenture in the principal amount of $1,000,000 dated
                  November 1, 1999.

Exhibit 3:        Warrant Certificate to Purchase 291,500 shares of Common Stock at $2.00 per share dated
                  November 1, 1999.

Exhibit 4:        9.5% Convertible Subordinated Secured Debenture in the principal amount of $1,200,000 dated
                  December 31, 1999.

Exhibit 5:        Warrant Certificate to Purchase 349,800 shares of Common Stock at $1.75 per share dated
                  December 31, 1999.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: January 10, 2000               NEW RIVER CAPITAL PARTNERS, L.P.

                                      By:  B&B Management Partners, L.P.,
                                           as its General Partner

                                           By: SRB Investments, Inc.,
                                               as its Managing General Partner

                                               By: /s/ STEVEN R. BERRARD
                                                   ----------------------------
                                                   Steven R. Berrard, President


Dated: January 10, 2000               B&B MANAGEMENT PARTNERS, L.P.

                                      By: SRB Investments, Inc.,
                                          as its Managing General Partner


                                          By: /s/ STEVEN R. BERRARD
                                              ---------------------------------
                                              Steven R. Berrard, President


Dated: January 10, 2000               SRB INVESTMENTS, INC.


                                      By: /s/ STEVEN R. BERRARD
                                          --------------------------------------
                                              Steven R. Berrard, President


Dated: January 10, 2000               /s/ STEVEN R. BERRARD
                                      ------------------------------------------
                                          Steven R. Berrard

INDEX TO EXHIBITS



NUMBER                EXHIBIT
------                -------
1*                    Joint Filing Agreement among Steven R. Berrard, New River Capital Partners, L.P., B&B
                      Management, L.P. and SRB Investments, Inc.

2*                    5.5% Convertible Subordinated Secured Debenture in the principal amount of $1,000,000 dated
                      November 1, 1999.

3*                    Warrant Certificate to Purchase 291,500 shares of Common Stock at $2.00 per share dated
                      November 1, 1999.

4*                    9.5% Convertible Subordinated Secured Debenture in the principal amount of $1,200,000 dated
                      December 31, 1999.

5*                    Warrant Certificate to Purchase 349,800 shares of Common Stock at $1.75 per share dated
                      December 31, 1999.

-------------
*   Filed herewith.